Exhibit 99.3

GERDAU S.A.	METALÚRGICA GERDAU S.A.
Tax ID (CNPJ/ME) 33.611.500/0001-19	Tax ID (CNPJ/ME) 92.690.783/0001-09
Registry (NIRE): 35300520696	Registry (NIRE): 35300520751

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that Gerdau S.A. and Metalúrgica Gerdau S.A. (collectively, the "Companies") Boards of Directors approved, on this date, the payment of Dividends as an anticipation of the minimum payment for the current fiscal year of 2024. The amount will be paid according to the dates listed bellow:

Value per Share
		Ex-Dividend	Payment	Common and Preferred
Company	Record Date	Date	Date	Dividends
METALÚRGICA GERDAU S.A.	11/18/2024	11/19/2024	12/17/2024	R$ 0.13
GERDAU S.A.	11/18/2024	11/19/2024	12/16/2024	R$ 0.30
GERDAU S.A. (ADR)	11/21/2024	11/21/2024	12/23/2024	R$ 0.30

The payments will be made by the share depository institution, ltaú Corretora de Valores S.A., through automatic credit for those shareholders who have provided their CPF/CNPJ registration number (Tax ID) and respective bank account. Such information must be provided through lnvestfone - Shareholder Service Center. The processing of the respective credit will occur from the 3rd business day after the update of the registration data.

The dividends not claimed within a period of 3 (three) years, counting from the date they were made available to the shareholders, will prescribe and revert in favor of the Companies (Brazilian law 6.404/76, article 287, section 11, item a).

Additional information can be obtained at lnvestfone - Shareholder Service Center through the following phone numbers: Capital and metropolitan regions: 3003-9285 I Other regions: 0800-720-9285 - on business days, from 09:00 am to 06:00 pm.

São Paulo, November 05, 2024.

Rafael Dorneles Japur

Executive Vice President

Investor Relations Director